LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER                                                                                                                                                                              WRITER’S EMAIL
(202) 274-2003                                                                                                                                                                                                                      mbrown@luselaw.com

January 7, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-3561

Attn:           Ms. Kathryn McHale

Re:           Home Bancorp Wisconsin, Inc.
 Registration Statement on Form S-1 (File No. 333-189668)

Dear Ms. McHale:

On behalf of Home Bancorp Wisconsin, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting additional information relating to Company’s response to Comment No. 3 of the Staff’s comment letter dated October 7, 2013 (“Comment No. 3”). The additional information is provided to further support Home Savings Bank’s (the “Bank”) evaluation of its deferred tax asset (“DTA”) at September 30, 2013 under ASC 740-10-30.

In accordance with 5 U.S.C. §552(b), 17 C.F.R. §200.83 and Exchange Act Rule 24b-2, we hereby request that the Commission afford confidential treatment under the Freedom of Information Act to the information contained in this letter.   This letter contains projections and other information from the Company’s business plan (the “Confidential Information”).  The Company believes that disclosure of the Confidential Information would cause competitive harm to the Company.

We submit that the Confidential Information is appropriately held confidential by the Commission under 5 U.S.C. §552(b)(4), as it constitutes “commercial or financial information obtained from a person and privileged and confidential.”

In addition, we hereby request, pursuant to Exchange Act Rule 12b-4, that the Commission destroy the Confidential Information upon the completion of the Commission’s review of the additional information relating to the Company’s response to Comment No. 3.  If the Commission determines that it cannot destroy the Confidential Information, then in accordance with Commission Rule 83, we request that the Confidential Information be kept confidential for a period of five (5) years from the date of this request.

           As required by Staff Legal Bulletin No. 1, “Confidential Treatment Requests,” as amended, the Company consents to the furnishing of the Confidential Information to other government agencies, offices or bodies and to the Congress.

Financial Statements

Note 10 Income Taxes, page F-33

3.             We note your response to comment seven from our comment letter dated July 25, 2013.  Your response did not provide all of the information requested in our initial comment.  Therefore, please provide us the following information:

a.      An analysis of your historical taxable income, projected future tax or US GAAP income by year and a schedule detailing the amounts and years you expect to realize the benefits from your deferred tax assets.

b. For your projections of future tax or US GAAP income, please:

i. identify the most significant inputs and assumptions,
ii. provide a qualitative and quantitative discussion of the inputs and assumptions to all us to fully understand your projections,
iii. provide specific evidence which supports the inputs and assumptions,
and
iv. provide a sensitivity analysis using reasonably likely alternatives for key assumptions.

        c.      An analysis comparing actual versus forecasted taxable income or US GAAP income for the fiscal years ended September 30, 2012, 2011 and 2010 and your most recent interim periods identifying and explaining the reasons for any significant differences.

To the extent you do not have the above information, please clearly detail the positive evidence you have relied upon and discuss the objectivity of this information to overcome the significant negative evidence represented by cumulative losses in recent years and well as an expectation for additional losses through 2014.  If you believe you do not have sufficient positive evidence, please record an appropriate deferred tax asset valuation allowance.

The following is a summary of the evaluations the Bank performed at September 30, 2012 and 2013 regarding its deferred tax asset (“DTA”) under ASC 740-10-30.

	September 30, 2013	September 30, 2012
Item:	(Amounts In Thousands)

Net DTA before FAS 115	$ 2,008	$ 1,499
FAS 115 DTA	(1)	(16)
Net Consolidated DTA	2,007	1,483

Allowance established for DTA	2,007	—

Net DTA	$ —	$ 1,483

A deferred tax asset must be reduced by a valuation allowance if based on the weight of all the evidence available it is more likely than not that some portion, or all, of the deferred tax asset will not be realized.  The Bank has had net losses in each of the fiscal years from 2008 through 2011, and in fiscal 2013. Although we recorded net earnings for fiscal 2012, such earnings were due to a gain on sale and partial leaseback of the building in which one of our four branch offices is located.  For the six years ended September 30, 2013, the Bank had a cumulative pre-tax book loss of $4.8 million. This, and other facts discussed below, represents significant negative evidence as to the recognition of the Bank’s DTA.  As a result, the Bank must show “positive evidence of sufficient quality and quantity to counteract negative evidence in order to support a conclusion that, based on the weight of all available evidence, a valuation allowance is not needed.”

I.	Determination, at September 30, 2012, of whether it was more likely than not that the deferred tax asset would be realized.

A.	Review of Positive Evidence at September 30, 2012:

o
The Mutual-to-Stock Conversion.  The planned stock conversion was expected to be completed in fiscal 2013.  The business plan originally called for $8.3 million in net proceeds from the stock offering at the midpoint of the offering range.  Based on this level of proceeds, the business plan projected that the Bank would return to profitability in fiscal 2015, with $96,000, $578,000 and $1.1 million of net income for fiscal 2015, 2016 and 2017, respectively. Based on the original business plan, the Bank had high confidence that its future profits would be sufficient to utilize the deferred tax asset components prior to their expiration dates.

o	A history of loss carry forwards expiring. The Bank has never had an NOL expire.

o
Existing earning assets that will produce more than enough margin and taxable income to realize the deferred asset based on existing rates. In the fiscal year ended September 30, 2012 the Bank realized pretax net income of $243,000, although the Bank would have had a loss for the year if not for the gain on sale and partial leaseback described above.  While the Bank continued to experience losses due to assets quality, these were declining, and during calendar year 2012 the bank posted positive pretax income in ten of twelve months with an average of approximately $40,000 pretax monthly income in those ten months.  The two negative months in calendar 2012 were March, in which the Bank took a large charge off on an out of market development loan ($430,000) and December in which the bank took a large charge-off on another loan ($280,000).  The Bank also had some one-time expenses recorded in 2012 and 2013 in relation to vacating the second floor of the downtown office and exploring various capital improvement strategies. In evaluating its deferred tax asset at September 30, 2012, the Bank did not expect additional significant charge-offs or other one-time expenses going forward.   In its analysis of subsequent events, the Bank had posted positive pretax income from operations in the first calendar quarter of 2013.  Although the Bank had decreased its level of interest earning assets as a result of regulatory capital concerns, the Bank had sufficient income earning assets to generate pre-tax income excluding charge offs and one-time expenses.

o
A strong earnings history exclusive of the loss that created the carry forward coupled with evidence that the loss is an aberration rather than a continuing condition. Prior to the economic down-turn and the Bank’s loan losses that began in 2008, the Bank had historically been profitable.  The Bank was profitable each year from 2002 through 2007. The Bank’s analysis did not consider years prior to 2002. The Bank has been in existence for over 100 years and has survived economic down-turns.

The Bank’s losses beginning in 2008 were related to asset quality, which caused provisions for loan losses to exceed budget, and losses on private label securities (including a mutual fund that invested in private label securities). These items had greatly improved by September 30, 2012.

The majority of the Bank’s credit losses came from out of market construction and development participation loans ($3.1 million). At September 30, 2012, there were 7.0 million of out of market participations remaining in the Bank’s loan portfolio, only $412,000 of which were construction and development loans. All of the remaining out of market participations, other than the $412,000 of construction and development loans, were performing as agreed and were adequately reserved. In addition, at September 30, 2012, the Bank believed that $412,000 of construction and development loans were adequately reserved, although an additional loss $26,000 was eventually incurred.  At September 30, 2012, the Bank no longer participated in out-of-market construction and land development loans, and the lender who made such loans no longer worked for the Bank.  The Bank had private label securities losses of $71,000 from 2011 through 2012, with only $162,000 of such securities remaining at September 30, 2012.

B.	Review of Negative Evidence at September 30, 2012

o	Cumulative losses in recent years. The Bank has incurred losses for five of the last six years.

o
History of Underestimating Losses in Budget. The Bank experienced losses on loans and securities that exceeded those in the Bank’s budget in each of the years 2008 through 2012.  An analysis of such losses follows.

Year ended September 30, 2012
Overview-Profitable due to gain on sale of building. The Bank incurred losses in months with large provision expense or loss on mortgage backed securities. Months without large provision expense or loss on mortgage backed securities were profitable.

The year had positive net income as management utilized a tax planning strategy to incur sufficient capital gains, by selling and leasing back a facility, to offset capital losses incurred in previous years from the decline in private label security values. The Bank’s capital losses stemmed from their holdings of an adjustable rate mortgage mutual fund that was widely held by financial institutions. The Bank decided to incur the capital gain to offset the capital losses prior to their expiration. The income for the period was tempered by a loan loss provision of $1.0 million (compared to a provision of $120,000 in budget) due largely to $929,000 in charge-offs on out of market participations in land development loans.  OTTI and securities losses of $97,000 (compared to $0 in budget) were incurred related to the devaluation of private label securities. The Bank had only $162,000 of private label securities remaining at September 30, 2012, and its investment portfolio does not allow further private label securities purchases.

Year ended September 30, 2011
Overview-Net loss. The Bank incurred losses in months with large provision expense or loss on mortgage backed securities. Months without large provision expense or loss on mortgage backed securities were profitable.

The Bank posted a pretax net loss of $1.5 million largely due to a $1.9 million provision for loan losses (compared to a provision of $60,000 in budget), OREO expense of $158,000 (compared to $78,000 in budget), and OTTI and securities losses of $47,000 (compared to $0 in budget). Had the aforementioned items not occurred the Bank would have posted pretax net income of $517,000.  Provision expense exceeded budget by $1.9 million, as $1.2 million of out of market participations on development loans were charged off and $1.1 million of an in-house generated development loan was charged off.

Year ended September 30, 2010
Overview-Net loss. The Bank incurred losses in months with large provision expense or loss on mortgage backed securities. Months without large provision expense or loss on mortgage backed securities were profitable.

The Bank posted a pretax loss of $1.2 million. The loss was attributed to a $1.1 million provision expense (compared to $180,000 in budget), corresponding OREO expense of $310,000 (compared to $180,000 in budget) and OTTI and securities losses of $1.1 million (compared to $0 in budget). The Bank would have posted pretax net income of $917,000 had the aforementioned items not occurred. Provision expense exceeded budget by $897,000, as $676,000 of out of market participations on development loans were charged off.

Year ended September 30, 2009
Overview-Net loss. The Bank incurred losses in months with large provision expense or loss on mortgage backed securities. Months without large provision expense or loss on mortgage backed securities were profitable.

The Bank had a pretax loss of $801,000. Had the provision expense variance ($865,000) and the associated OREO expense ($146,000) not been incurred, the Bank would have posted pretax profit of $200,000. Provision expense of $985,000 exceeded budget by $865,000, as $284,000 of out of market participations on development loans were charged off.  Provision expense exceeded the loss as the then recent loan loss history was applied to a large pool of loans.

o
Losses expected in future years? Based on the original business plan prepared for the mutual-to stock conversion, the Bank expected to return to profitability in FYE 2015.  The planned stock conversion was expected to be completed in fiscal 2013.  The business plan originally called for $8.3 million of net proceeds at the midpoint of the offering range.  Based on this level of new capital, the business plan projected that the Bank would return to profitability in fiscal 2015, with $96,000, $578,000 and $1.1 million of net income for fiscal 2015, 2016 and 2017, respectively. Based on the original business plan, the Bank projected losses of $558,000 and $141,000 for 2013 and 2014, respectively.

C.	Conclusion for Fiscal 2012.

As required by generally accepted accounting principles, available evidence is weighted heavily on cumulative losses with less weight placed on future projected profitability. Based on a review of the negative and positive evidence a DTA valuation allowance should not be recorded as it is more likely than not that the deferred tax asset will be realized. While the Bank’s recent budgets had underestimated losses, the assets that generated the unexpected losses had been greatly reduced at September 30, 2012 and had adequate provisions.  The Bank was confident that its interest income from loans and fee income and other positive evidence, including the assets that would be added after the mutual-to-stock conversion, were sufficient to conclude that no allowance for the Bank’s DTA was needed at that time.

II.	Determination, at September 30, 2013, of whether it was more likely than not that the deferred tax asset would be realized.

A.	Review of Positive Evidence at September 30, 2013:

Much of the positive and negative evidence for fiscal 2013 is the same as in 2012.  However, the differences that caused the Bank to establish an allowance for the DTA at September 30, 2013 (i.e., the increased negative evidence) are discussed below.

o
The Mutual-to-Stock Conversion.  As a result of the delay in the mutual-to-stock conversion, the significant decrease in the Bank’s mortgage banking business and a further decrease in the Bank’s income earning assets due to regulatory capital concerns, the appraisal for the Bank’s mutual-to-stock conversion was updated (reduced) in December 2013.  Based on the update of the appraisal, the Bank also revised its business plan.  The updated appraisal and revised business plan for the mutual-to-stock conversion now provide for $7.5 million in net proceeds raised at the midpoint of the offering range (compared to $8.3 million in the original business plan).   Based on this level of proceeds, the revised business plan projects that the Bank will still return to profitability in fiscal 2015. However, the plan now projects $6,000, $600,000 and $1.1 million of net income for fiscal 2015, 2016 and 2017, respectively.  In addition, during fiscal 2013 the Bank had a loss of $2.7 million (including the provision for the deferred tax asset), and the revised business plan projects a loss of $578,000 for fiscal 2014.  The original business plan called for losses of $558,000 and $141,000 for fiscal 2013 and 2014, respectively.  The proceeds from the mutual-to-stock conversion are still positive evidence.  However, as further discussed below, the reasons that the business plan has been revised have reduced the level of positive evidence, and increased the level of negative evidence.

o	Existing earning assets that will produce more than enough margin and taxable income to realize the deferred asset based on existing rates. See discussion of Year ended September 30, 2013 below.

Year ended September 30, 2013
o	Overview-Net loss. The bank incurred losses in months with large provision expense and losses in the last six months due to declining loan balances and declining mortgage banking fee income.

In the fiscal year ended September 30, 2013 the Bank posted a pretax net loss of $1.2 million due to the provision expense of $547,000 (compared to a provision of $120,000 in budget), associated $69,000 OREO expense (compared to $12,000 in budget), $13,000 of OTTI and securities losses (compared to $0 in budget), net interest income of $3.4 million (compared to $3.7 million in budget), mortgage banking business of $424,000 (compared to $398,000 in budget), customer fee income shrinkage due to balance sheet shrinkage to improve capital ratios, and one-time expenses associated with the pursuit of capital strategies were incurred.  Provision expense exceeded budget by $427,000 as we experienced a $260,000 participation charge-off due to the unexpected physical disability of a commercial real estate borrower, $180,000 of charge-offs due to depressed Main Street property values in a neighboring rural community, and a final charge-off of $26,000 on an out of market land development participation. Current exposure to these creditors is zero and to the rural Main Street geography is minimal.  As shown in the first table below, although our mortgage banking business of $424,000 in fiscal 2013 exceeded our budget of $398,000, most of this mortgage banking business ($354,000) occurred in the first six months of fiscal 2013.

While the Bank still had some losses due to asset quality, during fiscal 2013 the Bank also began to experience a further reduction in net interest income, which equaled $4.2 million, $4.0 million and $3.4 million in fiscal 2011, 2012 and 2013, respectively.  The reduction in net interest income was largely due to the Bank’s continued decrease in interest earning assets as it has attempted to deal with regulatory capital concerns.  At the same time, the Bank’s mortgage banking business has decreased from $832,000 in fiscal 2012 to $424,000 for fiscal 2013, and the Bank expects a further decrease in mortgage banking business in fiscal 2014.  The following tables show the recent declines in mortgage banking business and loan balances that have played a large role in the Bank’s losses in fiscal 2013.

Quarter ended:	Fees from sale of mortgage loans
(In Thousands)
September 30, 2012	$283
December 31, 2012	$154
March 31, 2013	$200
June 30, 2013	$75
September 30, 2013	$(7)

Loan balance declines due to efforts to improve capital ratios have resulted in a loan portfolio that is not large enough to provide spread income sufficient to support the Bank’s cost structure. The table below reveals to loan balance decline over the past five quarters.

Quarter ended:	Loan balances used to generate spread income
(In Millions)
September 30, 2012	$84.8
December 31, 2012	$89.7
March 31, 2013	$82.8
June 30, 2013	$80.7
September 30, 2013	$78.3

D.	Conclusion for Fiscal 2013

As required by generally accepted accounting principles, available evidence is weighted heavily on cumulative losses with less weight placed on future projected profitability. Based on a review of the negative and positive evidence a DTA valuation allowance should be recorded as it is more likely than not that some portion of the deferred tax asset will not be realized.

The Bank’s losses due to asset quality have continued to decline as expected.  However, during the Bank’s evaluation of the DTA at September 30, 2012, the Bank did not foresee that the Bank’s net interest income would continue to decline as the mutual-to-stock conversion was delayed, or that income from the Bank’s mortgage banking business would decline so significantly.  Based on these factors, at September 30, 2013, the Bank could no longer conclude that an allowance for the DTA was not required.  The allowance of approximately $2,008,000 was recognized against results from continuing operations, while $1,000, the portion of the change in net deferred tax asset related to changes that flowed through comprehensive loss, was recorded to other comprehensive loss. The DTA valuation allowance was established for the entire amount of the DTA as all but $90,000 (deferred gain on sale of building $80,000 and nonaccrued interest $10,000) of the DTA is dependent on future earnings for realization. Realization of the deferred tax asset is dependent on whether there will be sufficient future taxable income of the appropriate character in the period during which deductible temporary differences reverse or within the carryforward periods available under tax law.

***

We believe the foregoing is responsive to the Staff’s comment.  Please direct any comments or questions to the undersigned at (202) 274-2003.

                                                                                          Sincerely,

                                                                                           /s/ Michael J. Brown
                                                                                           Michael J. Brown

cc:	Michael Volley, SEC
Mr. James R. Bradley, Jr., President and CEO
Kip A. Weissman, Esq.